SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 13 December 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

           The Governor and Company of the Bank of Ireland (the " Bank")

2.         Reason for the notification (please tick the appropriate box or boxes):

          [   ]      an acquisition or disposal of voting rights

          [   ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

          [X]     an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation:

            Hamblin Watsa Investment Counsel Ltd., as investment manager for the shareholders detailed at 4 below.

4.         Full name of shareholder(s) (if different from 3.):

    Wentworth Insurance Company Ltd

    Odyssey Reinsurance Company

    Fairfax (Barbados) International Corp.

    Zenith Insurance Company

    TIG Insurance Company

    Northbridge General Insurance Corporation (formerly known as Lombard General Insurance Company of Canada)

    Newline Corporate Name Limited

    Advent Capital No.3 Limited

    Clearwater Insurance Company

    Riverstone Insurance Limited

    Riverstone Insurance (UK) Limited

    Fairfax Financial Holdings Limited Master Trust

    Falcon Insurance Company (Hong Kong) Ltd.

    United States Fire Insurance Company

5.         Date of the transaction and date on which the threshold is crossed or reached:

    9 December 2013

6.         Date on which issuer notified;

    12 December 2013

7.         Threshold(s) that is/are crossed or reached:

    The voting rights controlled by Hamblin Watsa Investment Counsel Ltd. have reduced from 9.32% to 8.67% due to the placing of additional units of ordinary stock by the Bank. As a result, the voting rights controlled by
    Hamblin Watsa Investment Counsel Ltd.  have crossed the 1% notification threshold.

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	9.32%	9.32%	Nil	Nil	2,807,463,858		8.67%

SUBTOTAL A (based on aggregate voting rights)	9.32%	9.32%	Nil	2,807,463,858		8.67%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Nil	Nil	Nil	Nil	Nil

		SUBTOTAL B (in relation to all expiration dates)	Nil	Nil

Total (A+B)	number of voting rights	% of voting rights
	2,807,463,858	8.67%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited, acts as investment manager for each of Wentworth Insurance Company Ltd, Odyssey Reinsurance Company, Fairfax (Barbados) International Corp., Zenith Insurance Company, TIG Insurance Company, Northbridge General Insurance Corporation (formerly known as Lombard General Insurance Company of Canada), Newline Corporate Name Limited, Advent Capital No.3 Limited, Clearwater Insurance Company, Riverstone Insurance Limited, Riverstone Insurance (UK) Limited, Fairfax Financial Holdings Limited Master Trust, Falcon Insurance Company (Hong Kong) Ltd., United States Fire Insurance Company, (the "Stockholders") and, pursuant to investment agreements with each of the Stockholders, has discretion over the voting rights attaching to the Ordinary Stock of the Bank owned by the Stockholders. Each of the Stockholders is a direct or indirect subsidiary of Fairfax Financial Holdings Limited.

10.       In case of proxy voting:[ name of the proxy holder] will cease to hold [ number] voting rights as of [ date].

N/A

11.       Additional information:

On 9 December 2013, the Bank announced that as at that date the Bank had in issue 32,363,275,073 units of Ordinary Stock, of nominal value of €0.05 each, with voting rights and that the Ordinary Stock in issue figure of 32,363,275,073 should be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in the Bank under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland.

Done at Dublin on 13 December 2013

Contact: Helen Nolan, Group Secretary
Telephone: +353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 13 December 2013